PRICING TERM SHEET Dated as of May 1, 2025

Issuer Free Writing Prospectus
Filed Pursuant to Rule 433

Registration Statement No. 333-267425-02

Supplementing the Preliminary

Prospectus Supplement

dated April 30, 2025 and the

Prospectus dated September 14, 2022

Coca-Cola FEMSA, S.A.B. de C.V.

5.100% Senior Notes due 2035

This pricing term sheet relates only to the Notes (as defined below) and should be read together with the preliminary prospectus supplement dated April 30, 2025 (including the documents incorporated by reference therein) relating to the offering of the Notes (the “Preliminary Prospectus Supplement”) before making a decision in connection with an investment in the Notes. The information in this pricing term sheet supersedes the information in the Preliminary Prospectus Supplement relating to the Notes to the extent that it is inconsistent therewith. Terms used but not defined herein have the meanings ascribed to them in the relevant Preliminary Prospectus Supplement. All references to dollar amounts are references to U.S. dollars.

Issuer:	Coca-Cola FEMSA, S.A.B. de C.V.

Guarantors:

Propimex, S. de R.L. de C.V.

Comercializadora La Pureza de Bebidas, S. de R.L. de C.V.

Grupo Embotellador Cimsa, S. de R.L. de C.V.

Refrescos Victoria del Centro, S. de R.L. de C.V.

Yoli de Acapulco, S. de R.L. de C.V.

Controladora Interamericana de Bebidas, S. de R.L. de C.V.

Security Title:	5.100% Senior Notes due 2035 (the “Notes”)

Currency:	U.S. Dollars

Principal Amount:	U.S.$500,000,000

Coupon:	5.100%

Maturity Date:	May 6, 2035

Interest Payment Dates:	May 6 and November 6 of each year, commencing on November 6, 2025

Day Count:	30/360

Price to Investors:	99.528% of principal amount, plus accrued interest, if any, from May 6, 2025

Benchmark Treasury:	UST 4.625% due February 15, 2035

Spread to Benchmark Treasury:	+93 bps

Benchmark Treasury Price and Yield:	103-04, 4.231%

Yield to Maturity:	5.161%

Ranking:	Senior unsecured

Optional Redemption:	Prior to February 6, 2035, make-whole call, in whole or in part, at T+15 bps On and after February 6, 2035, par call, in whole or in part

Optional Tax Redemption:	In whole but not in part, at par upon certain changes in withholding taxes

Trade Date:	May 1, 2025

Settlement Date:	May 6, 2025 (T+3)

Denominations / Multiples:	U.S.$150,000 / U.S.$1,000

Expected Ratings*:	A- from S&P and A from Fitch

Offering Format:	SEC registered

Clearing:	DTC / Euroclear / Clearstream

CUSIP / ISIN:	191241 AK4 / US191241AK44

Governing Law:	State of New York

Expected Listing:	New York Stock Exchange (application pending)

Joint Lead Managers and Bookrunners:	BNP Paribas Securities Corp. BofA Securities, Inc. Morgan Stanley & Co. LLC

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a registration statement (including the Preliminary Prospectus Supplement and the accompanying prospectus dated September 14, 2022) with the Securities and Exchange Commission (the “SEC”), for the offering of the Notes. Before you invest in the Notes, you should read the Preliminary Prospectus Supplement, the accompanying prospectus in that registration statement and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and the offering of the Notes. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, you can request the Preliminary Prospectus Supplement and the accompanying prospectus by contacting BNP Paribas Securities Corp. at +1 (800) 854-5674, BofA Securities, Inc. at +1 (800) 294-1322 or Morgan Stanley & Co. LLC at +1 (866) 718-1649 (each toll-free in the United States) or, if calling from outside the United States, by collect calling BNP Paribas Securities Corp. at +1 (800) 854-5674, BofA Securities, Inc. at +1 (646) 855-8988 or Morgan Stanley & Co. LLC at +1 (801) 902-6997.

Under Rule 15c6-1 of the U.S. Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the date that is one business day before the date of delivery of the Notes may be required, by virtue of the fact that the Notes initially will settle in three business days (T+3) to specify alternative settlement arrangements to prevent a failed settlement.

The offer and sale of the securities to which this pricing term sheet relates have been registered by the Issuer with the SEC by means of a registration statement on Form F-3ASR (Registration No. 333-267425). This pricing term sheet shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Prohibition of Sales to EEA Retail Investors. In the European Economic Area, no key information document required by Regulation (EU) No 1286/2014 (as amended, the "PRIIPs Regulation") for offering or selling the Notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the Notes or otherwise making  them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

Prohibition of Sales to UK Retail Investors. In the United Kingdom, no key information document required by Regulation (EU) No 1286/2014 as it forms part of domestic law in the United Kingdom by virtue of the European Union (Withdrawal) Act 2018 (the “EUWA”) (the “UK PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the United Kingdom has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the United Kingdom may be unlawful under the UK PRIIPs Regulation.

In the United Kingdom, this pricing term sheet is for distribution only to, and is only directed at, persons who (i) are investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are high net worth entities or other persons falling within Article 49(2)(a) to (d) of the Financial Promotion Order, or (iii) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) in connection with the issue or sale of any Notes may otherwise lawfully be communicated or caused to be communicated (all such persons being referred to as “relevant persons”). This pricing term sheet is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this pricing term sheet relates is available only to relevant persons and will be engaged in only with relevant persons. Any person who is not a relevant person should not act or rely on this pricing term sheet or any of its contents.

This notice does not constitute an offer to sell or a solicitation of an offer to buy or an advertisement in respect of the Notes in any province or territory of Canada other than the provinces of Alberta, British Columbia, Nova Scotia, Ontario, Québec and Saskatchewan, and in those permitted provinces only to investors that are “accredited investors” as defined in National Instrument 45-106 Prospectus Exemptions and “permitted clients” as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another e-mail system.

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